UNITED STATED

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

FORM 8-K
UNDER
THE SECURITIES ACT OF 1933

CURRENT REPORT Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2020

PropTech Acquisition Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-39142	83-2587663
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3415 N. Pines Way, Suite 204

Wilson, WY 83014

(Address of principal executive offices, including zip code)

(310) 954-9665

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒		Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐		Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐		Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐		Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one-half of one Redeemable Warrant	PTACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	PTAC	The Nasdaq Stock Market LLC
Redeemable Warrants	PTACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

First Amendment to the Agreement and Plan of Merger

On October 12, 2020, PropTech Acquisition Corporation, a Delaware corporation (“PTAC”), entered into an amendment (the “Amendment”) to that certain Agreement and Plan of Merger entered into on July 30, 2020 (the “Merger Agreement”) with PTAC Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of PTAC (“Merger Sub”) and Porch.com, Inc., a Delaware corporation (the “Company”). Pursuant to the transactions contemplated by the terms of the Merger Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the merger in accordance with the Delaware General Corporation Law as a wholly owned subsidiary of PTAC. Each capitalized term used and not defined herein shall have the meaning assigned to it in the Merger Agreement.

Pursuant to the Amendment, the Merger Agreement was revised to (i) amend and restate the definition of “Acquisition Amounts” to include any acquisitions completed by the Company prior to the closing of the Merger in which Company common shares are issued as consideration, (ii) amend and restate Section 5.1(b)(ii) of the Company Schedules to conform with the change noted in clause (i) and to update the list of potential M&A transactions, (iii) change the Termination Date to January 31, 2021 (subject to extension as set forth in the Merger Agreement) and (iv) amend and restate Exhibit J to the Merger Agreement to reflect the change of PTAC’s name to “Porch Group, Inc.” following the completion of the Merger.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms of the Amendment, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Amendment No. 1 to Subscription Agreement

On October 12, 2020, PTAC entered into amendments (the “Subscription Agreement Amendments”) to those certain Subscription Agreements entered into on July 30, 2020 (the “Subscription Agreements”) with the subscribers thereto.

Pursuant to the Subscription Agreement Amendments, each of the Subscription Agreements was revised to change the termination date to January 31, 2020.

The foregoing description of the Subscription Agreement Amendments does not purport to be complete and is qualified in its entirety by the form of Subscription Agreement Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Additional Information

In connection with the proposed transaction, PTAC intends to file a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of PTAC. PTAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of PTAC are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with PTAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of PTAC as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: PropTech Acquisition Corporation, 3415 N. Pines Way, Suite 204, Wilson, WY 83014.

Participants in the Solicitation

PTAC and the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PTAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PTAC’s directors and officers in PTAC’s filings with the SEC, including PTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020, and such information will also be in the Registration Statement to be filed with the SEC by PTAC, which will include the proxy statement/prospectus of PTAC for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding PTAC’s industry, future events, the proposed transaction between PTAC, Merger Sub and the Company, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of PTAC’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding PTAC’s businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which PTAC operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which PTAC operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of PTAC’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (or those related to COVID-19) that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of PTAC is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of PTAC and the Company; uncertainty as to the long-term value of PTAC’s common stock; those discussed in the PTAC’s Annual Report on Form 10-K for the year ended December 31, 2019 under the heading “Risk Factors”, as updated from time to time by PTAC’s Quarterly Reports on Form 10-Q and other documents of PTAC on file with the SEC or in the proxy statement that will be filed with the SEC by PTAC. There may be additional risks that PTAC presently does not know or that PTAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide PTAC’s expectations, plans or forecasts of future events and views as of the date of this communication. PTAC anticipates that subsequent events and developments will cause PTAC’s assessments to change. However, while PTAC may elect to update these forward-looking statements at some point in the future, PTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing PTAC’s assessments as of any date subsequent to the date of this communication.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1*	First Amendment to the Agreement and Plan of Merger, dated as of October 12, 2020, by and among the Company, PTAC and Merger Sub.
10.1	Form of Amendment No. 1 to Subscription Agreement.

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PropTech Acquisition Corporation

By:	/s/ Thomas D. Hennessy
Name: Thomas D. Hennessy Title: Co-Chief Executive Officer and President

 Dated: October 13, 2020

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